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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 651-0860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
E THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/10/08

GUGGENHEIM CAPITAL MARKETS, LLC

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM CAPITAL MARKETS, LLC

AFFIRMATION

I, Robert C. Holmen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Guggenheim Capital Markets, LLC, as of December 31, 2007, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Robert C. Holmén
Chief Financial Officer

Sworn and subscribed to before me
This 26th day of February, 2008.

Tara N. Obenauer
Notary Public

TARA N OBENAUER
Notary Public, State of New York
No. 01OB6126257
Qualified in Nassau County
Commission Expires May 2, 2009

GUGGENHEIM CAPITAL MARKETS, LLC

Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 205,837
Receivable from clearing organization	32,364,490
Marketable securities owned - at market value	11,017,291
Due from affiliates	377,737
Receivable from customers	1,096,016
Furniture, equipment and leasehold improvements - at cost less accumulated depreciation and amortization of $535,919	457,225
Goodwill	21,289,580
Other assets	646,359
Total assets	$ 67,454,535
Liabilities and Member's Equity	
Due to affiliates	$ 87,216
Accrued expenses and other liabilities	14,895,058
Total liabilities	14,982,274
Member's equity	52,472,261
Total liabilities and member's equity	$ 67,454,535

The accompanying notes are an integral part of these consolidated financial statements.

END